Exhibit 99.1

Thomson Reuters Reports First-Quarter 2025 Results

TORONTO, May 1, 2025 – Thomson Reuters (TSX/Nasdaq: TRI) today reported results for the first quarter ended March 31, 2025:

•	Good revenue momentum continued in the first quarter
o	Total company revenues up 1% / organic revenues up 6%
•	Organic revenues up 9% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
•	Reaffirmed full year 2025 outlook for all metrics
•	Increased annual common share dividend by 10% to $2.38, announced in February 2025
•	Completed SafeSend acquisition to expand tax automation capabilities for approximately $600 million in January 2025

“We have delivered an encouraging start to 2025, underscored by a good financial performance and reaffirmed outlook, building on the momentum of the past year,” said Steve Hasker, President and CEO of Thomson Reuters. “We continue to invest heavily in innovation, and believe we are well positioned to help our customers harness the potential of content-driven technology and AI to navigate an increasingly complex and changing world.”

Mr. Hasker added, “As we look ahead, we remain committed to taking a balanced capital allocation approach, focusing on delivering sustained value creation through a long-term investment strategy.”

Consolidated Financial Highlights—Three Months Ended March 31

Three Months Ended March 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2025	2024	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,900	$1,885	1%
Operating profit	$563	$557	1%
Diluted earnings per share (EPS)	$0.96	$1.06	-9%
Net cash provided by operating activities	$445	$432	4%
Non-IFRS Financial Measures(1)
Revenues	$1,900	$1,885	1%	2%
Adjusted EBITDA	$809	$806	0%	0%
Adjusted EBITDA margin	42.3%	42.7%	-40bp	-80bp
Adjusted EPS	$1.12	$1.11	1%	1%
Free cash flow	$277	$271	3%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports First-Quarter 2025 Results

Revenues increased 1% due to 2% growth in recurring revenues (76% of total revenues) partly offset by a 1% decline in transactions revenues and a 6% decline in Global Print. Total company revenue growth was negatively impacted by net acquisitions and disposals of 4% and foreign currency of 1%.

o	Organic revenues increased 6% reflecting 9% growth in recurring revenues, 1% growth in transactions revenues and a 5% decline in Global Print.
o	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 84% of total revenues.

Operating profit increased 1% compared to the prior-year period.

o

Adjusted EBITDA increased slightly and the related margin decreased to 42.3% from 42.7% in the prior-year period. Foreign currency had a 40 basis points positive impact on the year-over-year change in adjusted EBITDA margin.

Diluted EPS decreased to $0.96 compared to $1.06 in the prior-year period due to higher tax expense and because the prior-year period included currency benefits reflected in other finance income or costs.

o	Adjusted EPS, which excludes other finance income or costs, as well as other adjustments, was $1.12 per share versus $1.11 per share in the prior-year period.

Net cash provided by operating activities increased by $13 million.

o	Free cash flow increased by $6 million as higher net cash provided by operating activities was largely offset by higher capital expenditures.

Thomson Reuters Reports First-Quarter 2025 Results

Highlights by Customer Segment – Three Months Ended March 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	March 31,		Change
	2025	2024	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$693	$721	-4%	-3%	8%
Corporates	541	507	7%	7%	9%
Tax & Accounting Professionals	360	328	10%	12%	11%

“Big 3” Segments Combined(1)	1,594	1,556	2%	3%	9%
Reuters News	196	210	-7%	-7%	-7%
Global Print	116	124	-6%	-5%	-5%
Eliminations/Rounding	(6)	(5)

Revenues	$1,900	$1,885	1%	2%	6%

Adjusted EBITDA(1)
Legal Professionals	$336	$342	-2%	-2%
Corporates	213	193	10%	10%
Tax & Accounting Professionals	210	181	17%	17%

“Big 3” Segments Combined(1)	759	716	6%	6%
Reuters News	39	60	-34%	-37%
Global Print	44	47	-7%	-7%
Corporate costs	(33)	(17)	n/a	n/a

Adjusted EBITDA	$809	$806	0%	0%

Adjusted EBITDA Margin(1)
Legal Professionals	48.4%	47.4%	100bp	60bp
Corporates	39.4%	37.8%	160bp	100bp
Tax & Accounting Professionals	56.7%	55.0%	170bp	100bp
“Big 3” Segments Combined(1)	47.3%	45.8%	150bp	90bp
Reuters News	20.0%	28.3%	-830bp	-910bp
Global Print	37.8%	38.2%	-40bp	-70bp
Adjusted EBITDA margin	42.3%	42.7%	-40bp	-80bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (which excludes the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure performance.

Thomson Reuters Reports First-Quarter 2025 Results

Legal Professionals

Revenues decreased 3% due to the impact from the divestiture of FindLaw, which negatively impacted recurring and transactions revenues. Organic revenue growth was 8%.

o

Recurring revenues decreased 3% (97% of total, increased 8% organic). Organic revenue growth was primarily driven by Westlaw, CoCounsel, Practical Law, CLEAR, and the segment’s international businesses.

o	Transactions revenues decreased 24% (3% of total, decreased 4% organic).

Adjusted EBITDA decreased 2% to $336 million.

o	The margin increased to 48.4% from 47.4% reflecting the divestiture of the FindLaw business and a favorable impact from foreign currency.

Corporates

Revenues increased 7% and organic revenue growth was 9%.

o

Recurring revenues increased 9% (74% of total, increased 11% organic). Organic revenue growth was primarily driven by Indirect and Direct Tax, Practical Law, Pagero, CLEAR and the segment’s international businesses.

o	Transactions revenues increased 3% (26% of total, increased 5% organic). Organic revenue growth was driven by Confirmation, SurePrep, Indirect Tax, Pagero and the segment’s international businesses.

Adjusted EBITDA increased 10% to $213 million.

o

The margin increased to 39.4% from 37.8% primarily reflecting operating leverage on higher revenue growth and timing of certain expenses. Foreign currency, to a lesser extent, also contributed to margin expansion.

Tax & Accounting Professionals

Revenues increased 12%, including the acquisition impact of SafeSend which was reflected in transactions revenues. Organic revenue growth was 11%.

o	Recurring revenues increased 8% (58% of total, all organic). Organic revenue growth was driven by the segment’s Latin America business and its tax products.
o	Transactions revenues increased 19% (42% of total, increased 15% organic) driven by SurePrep, SafeSend, UltraTax and Confirmation.

Adjusted EBITDA increased 17% to $210 million.

o	The margin increased to 56.7% from 55.0%, primarily reflecting operating leverage on higher revenue growth, and to a lesser extent, a favorable impact from foreign currency.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports First-Quarter 2025 Results

Reuters News

Revenues decreased 7%, all organic. The organic revenue decline primarily reflected generative AI related content licensing revenue included in the prior-year period that was largely transactional in nature, partially offset by higher agency revenues and a contractual price increase from our news agreement with the Data & Analytics business of LSEG.

Adjusted EBITDA decreased 34% to $39 million.

o	The margin decreased to 20.0% from 28.3% primarily due to lower transactions revenues.

Global Print

Revenues decreased 5%, all organic, driven by lower shipment volumes and the migration of customers from Global Print to Westlaw.

Adjusted EBITDA decreased 7% to $44 million.

o	The margin decreased to 37.8% from 38.2% primarily on lower revenues, offset in part by a favorable impact from foreign currency.

Corporate Costs

Corporate costs were $33 million compared to $17 million in the prior-year period. The increase primarily reflected a corporate charge that is not expected to repeat.

2025 Outlook

The company reaffirmed all the metrics within its 2025 outlook it announced on February 6, 2025.

The company’s outlook for 2025 in the table below assumes constant currency rates and incorporates the recent SafeSend acquisition and the divestitures of FindLaw and other non-core businesses, but excludes the impact of any future acquisitions or dispositions that may occur during the remainder of the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its second-quarter 2025 organic revenue growth to be approximately 7% and its adjusted EBITDA margin to be approximately 36%.

The company’s 2025 outlook is forward-looking information that is subject to risks and uncertainties (see “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions”). In particular, the company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact the company’s ability to achieve its outlook.

Thomson Reuters Reports First-Quarter 2025 Results

Reported Full-Year 2024 Results and Full-Year 2025 Outlook

Total Thomson Reuters	FY 2024 Reported	FY 2025 Outlook

Total Revenue Growth	7%	3.0 - 3.5% (2)

Organic Revenue Growth(1)	7%	7.0 - 7.5%

Adjusted EBITDA Margin(1)	38.2%	~39%

Corporate Costs	$105 million	$120 - $130 million

Free Cash Flow(1)	$1.8 billion	~$1.9 billion

Accrued Capex as % of Revenue(1)	8.4%	~8%

Depreciation & Amortization of Computer Software Depreciation & Amortization of Internally Developed Software Amortization of Acquired Software	$731 million $584 million $147 million	$835 - $855 million $635 - $655 million ~$200 million

Interest Expense (P&L)	$125 million	~$150 million

Effective Tax Rate on Adjusted Earnings(1)	17.6%	~19%

“Big 3” Segments(1)	FY 2024 Reported	FY 2025 Outlook

Total Revenue Growth	8%	~4% (2)

Organic Revenue Growth	9%	~9%

Adjusted EBITDA Margin	42.1%	~43%

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.
(2)	Total revenue growth reflects the impact of the divestitures of FindLaw and other non-core businesses in December 2024.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2025, may differ materially from the company’s 2025 outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Acquisition

In January 2025, the company acquired cPaperless, LLC (SafeSend) for approximately $600 million. SafeSend is a U.S. based cloud-native provider of technology for tax and accounting professionals. SafeSend automates the “last-mile” of the tax return, including assembly, review, taxpayer e-signature, and delivery. This business is reported in the Tax & Accounting Professionals segment.

Thomson Reuters Reports First-Quarter 2025 Results

Dividends and common shares outstanding

In February 2025, the company announced a 10% or $0.22 per share annualized increase in the dividend to $2.38 per common share, representing the 32nd consecutive year of dividend increases and the fourth consecutive 10% increase. A quarterly dividend of $0.595 per share is payable on June 10, 2025 to common shareholders of record as of May 15, 2025.

As of April 29, 2025, Thomson Reuters had approximately 450.5 million common shares outstanding.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, net debt and leverage ratio of net debt to adjusted EBITDA, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for purposes of its outlook only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Thomson Reuters Reports First-Quarter 2025 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “2025 Outlook” section and the company’s expectations regarding the impact of its recent acquisition of SafeSend, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 16-27 in the “Risk Factors” section of the company’s 2024 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters’ annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2025 outlook see pages 54-55 of the company’s 2024 annual report. The company’s annual report was filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an outlook for the purpose of presenting information about current expectations for the period presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Gehna Singh Kareckas Senior Director, Corporate Affairs +1 613 979 4272 gehna.singhkareckas@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its first-quarter 2025 results and its 2025 business outlook today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2025 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2025	2024
CONTINUING OPERATIONS
Revenues	$1,900	$1,885
Operating expenses	(1,108)	(1,081)
Depreciation	(27)	(28)
Amortization of computer software	(174)	(153)
Amortization of other identifiable intangible assets	(25)	(25)
Other operating losses, net	(3)	(41)

Operating profit	563	557
Finance costs, net:
Net interest expense	(30)	(40)
Other finance (costs) income	(10)	22

Income before tax and equity method investments	523	539
Share of post-tax losses in equity method investments	(6)	(8)
Tax expense	(92)	(67)

Earnings from continuing operations	425	464
Earnings from discontinued operations, net of tax	9	14

Net earnings	$434	$478

Earnings (loss) attributable to:
Common shareholders	$434	$481
Non-controlling interests	—	(3)
Earnings per share:
Basic and diluted earnings per share:
From continuing operations	$0.94	$1.03
From discontinued operations	0.02	0.03

Basic and diluted earnings per share	$0.96	$1.06

Basic weighted-average common shares	450,289,884	452,126,329

Diluted weighted-average common shares	450,829,350	452,827,063

Thomson Reuters Reports First-Quarter 2025 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	March 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	$1,371	$1,968
Trade and other receivables	1,055	1,087
Other financial assets	35	35
Prepaid expenses and other current assets	428	400

Current assets	2,889	3,490
Property and equipment, net	375	386
Computer software, net	1,641	1,453
Other identifiable intangible assets, net	3,151	3,134
Goodwill	7,719	7,262
Equity method investments	269	269
Other financial assets	452	442
Other non-current assets	615	625
Deferred tax	1,367	1,376

Total assets	$18,478	$18,437

Liabilities and equity
Liabilities
Current indebtedness	$973	$973
Payables, accruals and provisions	878	1,091
Current tax liabilities	177	197
Deferred revenue	1,016	1,062
Other financial liabilities	115	113

Current liabilities	3,159	3,436
Long-term indebtedness	1,840	1,847
Provisions and other non-current liabilities	665	675
Other financial liabilities	215	232
Deferred tax	303	241

Total liabilities	6,182	6,431

Equity
Capital	3,520	3,498
Retained earnings	9,871	9,699
Accumulated other comprehensive loss	(1,095)	(1,191)

Total equity	12,296	12,006

Total liabilities and equity	$18,478	$18,437

Thomson Reuters Reports First-Quarter 2025 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2025	2024
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$425	$464
Adjustments for:
Depreciation	27	28
Amortization of computer software	174	153
Amortization of other identifiable intangible assets	25	25
Share of post-tax losses in equity method investments	6	8
Deferred tax	19	(150)
Other	64	48
Changes in working capital and other items	(293)	(143)

Operating cash flows from continuing operations	447	433
Operating cash flows from discontinued operations	(2)	(1)

Net cash provided by operating activities	445	432

Investing activities
Acquisitions, net of cash acquired	(606)	(448)
Payments related to disposals of businesses and investments	—	(4)
Proceeds from sales of LSEG shares	—	1,244
Capital expenditures	(151)	(145)
Other investing activities	1	—
Taxes paid on sales of LSEG shares and disposals of businesses	—	(16)

Net cash (used in) provided by investing activities	(756)	631

Financing activities
Repayments of debt	—	(48)
Net borrowings under short-term loan facilities	—	564
Payments of lease principal	(17)	(15)
Repurchases of common shares	—	(352)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(259)	(237)
Purchase of non-controlling interests	—	(380)
Other financing activities	(11)	(1)

Net cash used in financing activities	(288)	(470)

Translation adjustments	2	(2)

(Decrease) increase in cash and cash equivalents	(597)	591
Cash and cash equivalents at beginning of period	1,968	1,298

Cash and cash equivalents at end of period	$1,371	$1,889

Thomson Reuters Reports First-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2025	2024	2024
Earnings from continuing operations	$425	$464	$2,192
Adjustments to remove:
Tax expense (benefit)	92	67	(123)
Other finance costs (income)	10	(22)	(45)
Net interest expense	30	40	125
Amortization of other identifiable intangible assets	25	25	91
Amortization of computer software	174	153	618
Depreciation	27	28	113

EBITDA	$783	$755	$2,971
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	6	8	(40)
Other operating losses (gains), net	3	41	(144)
Fair value adjustments*	17	2	(8)

Adjusted EBITDA(1)	$809	$806	$2,779

Adjusted EBITDA margin(1)	42.3%	42.7%	38.2%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2025	2024	2024
Net cash provided by operating activities	$445	$432	$2,457
Capital expenditures	(151)	(145)	(607)
Other investing activities	1	—	46
Payments of lease principal	(17)	(15)	(63)
Dividends paid on preference shares	(1)	(1)	(5)

Free cash flow(1)	$277	$271	$1,828

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year Ended
December 31,
2024
Capital expenditures	$607
Remove: IFRS adjustment to cash basis	2

Accrued capital expenditures (1)	$609

Accrued capital expenditures as a percentage of revenues(1)	8.4%

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024
Net earnings	$434	$478	$2,207
Adjustments to remove:
Fair value adjustments*	17	2	(8)
Amortization of acquired computer software	49	38	147
Amortization of other identifiable intangible assets	25	25	91
Other operating losses (gains), net	3	41	(144)
Other finance costs (income)	10	(22)	(45)
Share of post-tax losses (earnings) in equity method investments	6	8	(40)
Tax on above items(1)	(24)	(32)	(9)
Tax items impacting comparability(1)	1	(11)	(478)
Earnings from discontinued operations, net of tax	(9)	(14)	(15)
Interim period effective tax rate normalization(1)	(5)	(9)	—
Dividends declared on preference shares	(1)	(1)	(5)

Adjusted earnings(1)(2)	$506	$503	$1,701

Adjusted EPS(1)(2)	$1.12	$1.11

Total change	1%
Foreign currency	0%
Constant currency	1%
Diluted weighted-average common shares (millions)	450.8	452.8

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)	Year-ended December 31,
2024
Adjusted earnings	$1,701
Plus: Dividends declared on preference shares	5
Plus: Tax expense on adjusted earnings	364

Pre-tax adjusted earnings	$2,070

IFRS Tax benefit	$(123)
Remove tax related to:
Amortization of acquired computer software	33
Amortization of other identifiable intangible assets	22
Share of post-tax earnings in equity method investments	(7)
Other finance income	19
Other operating gains, net	(56)
Other items	(2)

Subtotal – Remove tax benefit on pre-tax items removed from adjusted earnings	9
Remove: Tax items impacting comparability	478

Total—Remove all items impacting comparability	487

Tax expense on adjusted earnings	$364

Effective tax rate on adjusted earnings	17.6%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.
(2)	The adjusted earnings impact of non-controlling interests, which was applicable to the three-month period ended March 31, 2024 and the year-ended December 31, 2024, was not material.

Thomson Reuters Reports First-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,		Change
	2025	2024	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$693	$721	-4%	-1%	-3%	-11%	8%
Corporates	541	507	7%	-1%	7%	-2%	9%
Tax & Accounting Professionals	360	328	10%	-2%	12%	1%	11%

“Big 3” Segments Combined(1)	1,594	1,556	2%	-1%	3%	-6%	9%
Reuters News	196	210	-7%	0%	-7%	0%	-7%
Global Print	116	124	-6%	-1%	-5%	0%	-5%
Eliminations/Rounding	(6)	(5)

Revenues	$1,900	$1,885	1%	-1%	2%	-4%	6%

Recurring Revenues
Legal Professionals	$675	$698	-3%	-1%	-3%	-11%	8%
Corporates	400	370	8%	-1%	9%	-1%	11%
Tax & Accounting Professionals	207	199	4%	-3%	8%	0%	8%

“Big 3” Segments Combined(1)	1,282	1,267	1%	-1%	2%	-7%	9%
Reuters News	175	164	6%	-1%	7%	0%	6%
Eliminations/Rounding	(6)	(5)

Total Recurring Revenues	$1,451	$1,426	2%	-1%	3%	-6%	9%

Transactions Revenues
Legal Professionals	$18	$23	-24%	0%	-24%	-20%	-4%
Corporates	141	137	3%	-1%	3%	-2%	5%
Tax & Accounting Professionals	153	129	18%	-1%	19%	4%	15%

“Big 3” Segments Combined(1)	312	289	8%	0%	8%	-2%	10%
Reuters News	21	46	-54%	1%	-55%	0%	-55%

Total Transactions Revenues	$333	$335	-1%	0%	-1%	-1%	1%

	Year Ended December 31,		Change
	2024	2023	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,922	$2,807	4%	0%	4%	-3%	7%
Corporates	1,844	1,620	14%	0%	14%	4%	10%
Tax & Accounting Professionals	1,165	1,058	10%	-1%	11%	1%	10%

“Big 3” Segments Combined(1)	5,931	5,485	8%	0%	8%	0%	9%
Reuters News	832	769	8%	0%	8%	2%	6%
Global Print	519	562	-8%	0%	-7%	0%	-7%
Eliminations/Rounding	(24)	(22)

Revenues	$7,258	$6,794	7%	0%	7%	0%	7%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended March 31,		Change
	2025	2024	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$336	$342	-2%	0%	-2%
Corporates	213	193	10%	1%	10%
Tax & Accounting Professionals	210	181	17%	-1%	17%

“Big 3” Segments Combined(1)	759	716	6%	0%	6%
Reuters News	39	60	-34%	2%	-37%
Global Print	44	47	-7%	0%	-7%
Corporate costs	(33)	(17)	n/a	n/a	n/a

Adjusted EBITDA	$809	$806	0%	0%	0%

Adjusted EBITDA Margin(1)
Legal Professionals	48.4%	47.4%	100bp	40bp	60bp
Corporates	39.4%	37.8%	160bp	60bp	100bp
Tax & Accounting Professionals	56.7%	55.0%	170bp	70bp	100bp
“Big 3” Segments Combined(1)	47.3%	45.8%	150bp	60bp	90bp
Reuters News	20.0%	28.3%	-830bp	80bp	-910bp
Global Print	37.8%	38.2%	-40bp	30bp	-70bp
Adjusted EBITDA margin	42.3%	42.7%	-40bp	40bp	-80bp

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue from its IFRS revenues. The charts below reconcile IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

Three months ended March 31, 2025
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$693	—	$693	$336	48.4%
Corporates	541	—	541	213	39.4%
Tax & Accounting Professionals	360	$10	370	210	56.7%

“Big 3” Segments Combined	1,594	10	1,604	759	47.3%
Reuters News	196	—	196	39	20.0%
Global Print	116	—	116	44	37.8%
Eliminations/ Rounding	(6)	—	(6)	—	n/a
Corporate costs	—	—	—	(33)	n/a

Consolidated totals	$1,900	$10	$1,910	$809	42.3%

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2025 Results

Three months ended March 31, 2024
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$721	—	$721	$342	47.4%
Corporates	507	$3	510	193	37.8%
Tax & Accounting Professionals	328	—	328	181	55.0%

“Big 3” Segments Combined	1,556	3	1,559	716	45.8%
Reuters News	210	1	211	60	28.3%
Global Print	124	—	124	47	38.2%
Eliminations/ Rounding	(5)	—	(5)	—	n/a
Corporate costs	—	—	—	(17)	n/a

Consolidated totals	$1,885	$4	$1,889	$806	42.7%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

Thomson Reuters Corporation

“Big 3” Segments and Consolidated Adjusted EBITDA(1) and the Related Margins(1)

(millions of U.S. dollars, except for margins)

(unaudited)

Year Ended
December 31,
2024
Adjusted EBITDA(1)
Legal Professionals	$1,302
Corporates	671
Tax & Accounting Professionals	527

“Big 3” Segments Combined(1)	2,500
Reuters News	196
Global Print	188
Corporate costs	(105)

Adjusted EBITDA	$2,779

“Big 3” Segments Combined(1)
Adjusted EBITDA	$2,500
Revenues, excluding $7 million of fair value adjustments to acquired deferred revenue	$5,938
Adjusted EBITDA margin	42.1%
Consolidated(1)
Adjusted EBITDA	$2,779
Revenues, excluding $9 million of fair value adjustments to acquired deferred revenue	$7,267
Adjusted EBITDA margin	38.2%

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2025 Results

Thomson Reuters Corporation

Reconciliation of Net Debt(1) and Leverage Ratio of Net Debt to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	March 31, 2025	December 31, 2024
Current indebtedness	$973	$973
Long-term indebtedness	1,840	1,847

Total debt	2,813	2,820
Swaps	25	21

Total debt after swaps	2,838	2,841
Remove fair value adjustments for hedges	2	5

Total debt after currency hedging arrangements	2,840	2,846
Remove transaction costs, premiums or discounts included in the carrying value of debt	29	22
Add: Lease liabilities (current and non-current)	248	256
Less: Cash and cash equivalents	(1,371)	(1,968)

Net debt	$1,746	$1,156

Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA	$2,782	$2,779
Net debt/adjusted EBITDA	0.6:1	0.4:1

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2025 Results

Non-IIFRS Financial Measures	Definition	Why Useful to the Company and Investors

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in the company’s computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, the company also makes an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

The company’s effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, the company believes that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends, fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt is total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s leverage and its ability to pay its debt. Given that the company hedges some of its debt to reduce risk, the company includes hedging instruments as it believes it provides a better measure of the total obligation associated with its outstanding debt. However, because the company intends to hold its debt and related hedges to maturity, the company does not consider the interest components of the associated fair value of hedges in its measurements. The company reduces gross indebtedness by cash and cash equivalents.

The company’s non-IFRS measure is aligned with the calculation of its internal target and is more conservative than the maximum ratio allowed under the contractual covenants in its credit facility.

Please refer to reconciliations for the most directly comparable IFRS financial measures.